GrafTech International Ltd.
Computation of Ratio of Earnings to Fixed Charges
(dollars in thousands, except ratios)

	For the Year Ended	For the Period August 15 through December 31,	For the Period January 1 through August 14,	For the Year Ended
	2016	2015	2015	2014	2013	2012
Earnings:
Income before income taxes	(116,421)	(21,743)	(95,518)	(158,310)	(60,635)	119,686
Loss/(Gain) from equity investees	—	—	—	—	—	—
Fixed Charges	28,107	10,786	27,491	36,759	36,904	24,314
Total of Earnings plus Fixed Charges	(88,314)	(10,957)	(68,027)	(121,551)	(23,731)	144,000
Fixed Charges:
Interest expense	26,914	9,999	26,211	35,736	36,037	23,247
Estimated interest portion of rental expense	1,193	787	1,280	1,023	867	1,067
Total fixed charges	28,107	10,786	27,491	36,759	36,904	24,314
Ratio of earnings to fixed charges	(3.1)	(1.0)	(2.5)	(3.3)	(0.6)	5.9